SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated February 4, 2004 announcing France Telecom’s full year 2003 revenues, TOP program update and 2003 preliminary results

www.francetelecom.com

Press release

Paris, February 4, 2004

France Telecom:

•	Consolidated revenues for full-year 2003 increased 3.4% on a comparable basis (-1.1% on a historical basis), driven by dynamic growth of wireless and Internet businesses

•	Orange demonstrates its commercial performance with a 9% revenue increase on a comparable basis (5% on a historical basis); nearly 50 million customers at the end of 2003

•	PTK Centertel posts strong customer growth: 5.7 million wireless customers at the end of 2003

•	Wanadoo shows strong growth with a 26% increase in revenues; nearly 2.5 million broadband customers in Europe

•	Group ADSL related revenues in France increased by 88% to 744 million euros; more than 3 million ADSL lines in service at the end of 2003

•	2003 Preliminary results: objectives achieved

•	Operating income before depreciation and amortization reaches 17.3 billion euros at the end of 2003, a 21% increase on a comparable basis (16% on a historical basis)

•	Operating income reaches 9.5 billion euros at the end of 2003, a 45.5% increase on a comparable basis (40.3% on a historical basis)

•	TOP Program efficiency

•	The TOP indicator “Operating income before depreciation and amortization less CAPEX” increased by 66.1% on a comparable basis (63.4% on a historical basis), to reach 12.2 billion euros at December 31, 2003

•	Preliminary net debt estimated at less than 45 billion euros at year end 2003 (compared to 68 billion euros at year-end 2002)

•	Net debt / Operating income before depreciation and amortization ratio below 2.6

France Telecom	6 Place d’Alleray	Phone : +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15	Fax : +33 1 44 44 80 34
Information Department	France

France Telecom Group Key Figures 2003 and 2002*

	Full Year 2003	Full Year 2002	% Change 2003/2002	Full Year 2002	% Change 2003/2002

In millions of euros		Historical	Historical	on a comparable basis	on a comparable basis
Revenues	46,121	46,630	(1.1)	44,609	3.4
Operating income before depreciation and amortization	17,303	14,917	16.0	14,305	21.0
Operating income	9,554	6,808	40.3	6,568	45.5
Investments in tangible and intangible assets, exluding licenses (CAPEX)	5,086	7,442	(31.7)	6,950	(26.8)

*	Unaudited figures

The financial terms used in this release are defined on page 9.

France Telecom Consolidated Revenues 2003 and 2002*

		Full Year 2003	Full Year 2002	% Change 2003/2002	Full Year 2002	% Change 2003/2002

In millions of euros			Historical	Historical	on a comparable basis	on a comparable basis
Total revenues		46,121	46,630	(1.1)	44,609	3.4
Revenues by Product Line
Orange		17,941	17,085	5.0	16,463	9.0
Of which	Orange France	7,983	7,651	4.3	7,651	4.3
	Orange UK	5,819	5,961	(2.4)	5,418	7.4
	Orange Rest of World	4,315	3,657	18.0	3,574	20.7
	Inter sub-segment eliminations	(176)	(184)	(4.3)	(180)	(2.2)
Wanadoo		2,617	2,075	26.1	2,073	26.2
Of which	Access, portals and e-commerce	1,708	1,199	42.5	1,209	41.3
	Directories	918	880	4.3	869	5.6
	Inter sub-segment eliminations	(9)	(4)	ns	(5)	ns
Fixed Line, Distribution and Networks		21,761	23,064	(5.6)	22,288	(2.4)
Of which	Consumer services	11,304	11,685	(3.3)	11,669	(3.1)
	Business services	6,695	7,560	(11.4)	6,788	(1.4)
	Carrier services	3,367	3,379	(0.4)	3,378	(0.3)
	Other revenues	395	440	(10.2)	453	(12.8)
Equant		2,612	3,156	(17.2)	2,632	(0.8)
TP Group		4,164	3,471	20.0	4,104	1.5
Of which	Fixed line services	3,250	2,884	12.7	3,430	(5.2)
	Wireless telephony	1,025	700	46.4	794	29.1
	Internet and other revenues	76	43	76.7	59	28.8
	Inter sub-segment eliminations	(187)	(156)	19.9	(179)	4.5
Other international operations		1,621	2,427	(33.2)	1,559	4.0
Inter-segment eliminations		(4,595)	(4,648)	(1.1)	(4,510)	1.9

*Unadited figures

Pro forma figures and the presentation of six segments are explained on page 9.

2/11

Full-year 2003 Revenues

France Telecom’s consolidated revenues were 46.1 billion euros in 2003, an increase of 3.4% on a comparable basis. On a historical basis revenues declined 1.1%. This decline was due to the combined effects of changes in the scope of consolidation (in particular the sale of TDF, Casema and CTE Salvador, offset by the consolidation of TP Group and Eresmas) and the negative impact of exchange rates, amounting to approximately 2 billion euros.

The increase in consolidated revenues on a comparable basis was fueled by growth at Orange (up 9% on a comparable basis and 5% on a historical basis) and by double-digit revenue growth at Wanadoo (up 26.2% on a comparable basis and 26.1% on a historical basis). This growth offset the decline in revenues from fixed line services in France (Fixed line, distribution and networks segment), which decreased 2.4% on a comparable basis and 5.6% on a historical basis. Consolidated revenues from ADSL services in France increased 88% in one year to 744 million euros at December 31, 2003.

Outside France, TP Group revenues increased 1.5% on a comparable basis and 20% on a historical basis. Revenues from Equant’s global services were stable on a comparable basis, declining 0.8% (a decrease of 17.2% on a historical basis).

Preliminary results

The France Telecom Group met its 2003 objectives, achieving:

•	Revenue growth on a comparable basis of 3.4%

•	Operating income before depreciation and amortization of 17.3 billion euros at December 31, 2003, an increase of 21% on a comparable basis and 16% on a historical basis compared to the end of 2002

•	Operating income increased 45.5% on a comparable basis (40.3% on a historical basis) to 9.5 billion euros at the end of 2003

•	Investments in tangible and intangible assets excluding licenses (CAPEX) limited to 5.1 billion euros

•	Net financial debt/operating income before depreciation and amortization ratio below 2.6 (preliminary estimate of financial debt at less than 45 billion euros at December 31, 2003).

Margins show improvement with the operating margin increasing to 20.7% at December 31, 2003, versus 14.7% on a comparable basis and 14.6% on a historical basis at December 31, 2002.

France Telecom’s performance in 2003 established foundations for growth and profitability in 2004 and 2005.

TOP

Results from TOP Program initiatives in 2003 exceeded objectives, contributing to reduce France Telecom Group’s debt and consolidate its growth. The TOP Program is an integral part of ongoing transformation initiatives pursued within the scope of the Ambition FT 2005 plan. In 2004, the TOP Program should be supplemented by the TOP-line Program, designed to reinforce the Group’s organic growth with the launch of innovative new services.

3/11

The TOP indicator “Operating income before depreciation and amortization less CAPEX” increased by 66.1% on a comparable basis (63.4% on a historical basis), an improvement of 4.8 billion euros, to reach 12.2 billion euros at December 31, 2003.

Gains related to France Telecom Group operating expenses before depreciation and amortization (OPEX) totaled 1.5 billion euros on a comparable basis between 2002 and 2003. Gains on consulting expenses for instance totaled 444 million euros.

Investments in tangible and intangible assets, excluding licenses (CAPEX) were limited to 5.1 billion euros resulting from more selective targeting of investments. CAPEX was thus increased in sectors with high growth potential such as ADSL (+30%).

The TOP Sourcing program (implementation of a new Group purchasing policy) generated savings of approximately 700 million euros for the year and a reduction of approximately 60% of the supplier portfolio through wave 1. This program contributed the majority of OPEX and CAPEX gains.

2004 Objectives

•	Revenue growth of 3% to 5% on a comparable basis

•	Operating income before depreciation and amortization of more than 18 billion euros

•	CAPEX / revenues ratio of approximately 11%

The France Telecom Group’s growth in 2004 should be sustained in particular by revenues from Orange, as well as revenues from new broadband services.

Group profile

	Customers (in millions)	Countries
Wireless Communications	56.2 including 50 million for Orange	20
Fixed Line Telephony	49.3	9
Internet Access (active customers)	10.8	10
Cable networks	0.8	1

The France Telecom Group had a total of 117.1 million customers at December 31, 2003, up from 109.4 million at December 31, 2002 on a comparable basis (111.7 million on a historical basis).

On a comparable basis, the variation reflects to a large extent the addition of 6.4 million wireless subscribers during the year. The fourth quarter of 2003 was characterized by a significant increase in wireless subscribers, with 2.7 million additional customers, including 2.2 million at Orange.

Internet access continued to experience steady growth, with 800,000 new active customers added in 2003.

Fixed line telephony added 400,000 new customers, for the most part in Poland.

4/11

Orange revenues up 9% on a comparable basis in 2003 with an increase in its customer base

	Year 2003	Year 2002	Change (in %)
Customer base (in thousands)
Orange France	20,329	19,216	5.8
of which contract	57.9%	55.6%
Orange UK	13,649	13,312	2.5
of which contract	32.7%	31.8%
Orange Rest of World	15,161	11,839	28.1
of which contract	32.8%	33.3%
TOTAL Orange	49,139	44,367	10.8
Total ARPU (contract and prepay services)
Orange France (in €)	379	377	0.5
Orange UK (in £)	271	259	4.6
Total AUPU (in minutes per month)
Orange France	158	143	10.5
Orange UK	146	140	4.3
Share of non-voice services in network revenues (in %)
Orange France	11.7%	8.9%
Orange UK	15.9%	14.3%
Orange Rest of World	10.2%	8.4%
TOTAL Orange	12.7%	10.7%

The number of customers continued to show steady growth, with a customer base totaling nearly 50 million. In particular, the number of customers in the Rest of World segment increased by 28.1% on a comparable basis. Growth in the customer base accelerated significantly in the fourth quarter with the addition of 2.2 million new customers. Orange retained its leadership in market share in France (48.8%).

Orange also continued to refocus on high value customers. Favorable ARPU trends were confirmed – annual ARPU increased in France in 2003 for the first time – with an improvement in the customer mix. Contract customers accounted for 57.9% of the customer base in France and 32.7% in the United Kingdom. Non-voice services experienced strong growth, representing 12.7% of network revenues at the end of 2003, up from 10.7% at the end of 2002. Average usage per user (AUPU) also experienced robust growth, rising 10.5% in France and 4.3% in the UK in one year.

Network revenues increased 9.8% on a comparable basis and 5.8% on a historical basis.

The launch of Orange World at the end of October 2003 reinforced the development of multimedia usage. At December 31, 2003, Orange had recruited 1.9 million multimedia contract customers in France, Switzerland and the United-Kingdom.

(See Appendix 3 for Key commercial indicators per market)

5/11

Fixed line, Distribution and Networks: decline in revenues limited to 2.4% on a comparable basis

	Year 2003	Year 2002	Change (in %)
Consumer Services

Consumer “voice” traffic (in billions of minutes)	59.2	63.7	(7.1)
Subscriptions to inclusive call time contracts (in millions)	8.8	6.7	31.1
in % of total customers	34.9%	26.4%

Business Services

“Voice” traffic from business customers (in billions of minutes)	21.5	23.5	(8.8)
Corporate data network accesses (in thousands)	227.0	190.5	19.2

Carrier Services

Domestic interconnection “voice” traffic (in billions of minutes)	42.9	40.5	5.9
ADSL accesses sold to third-party ISPs (in thousands)	1,204.2	345.5	248.5
of which unbundled telephone lines (in thousands)	275.6	6.7	ns.

The rate of decline in France Telecom’s market share slowed significantly in 2003. France Telecom had 75.8% of the market for local calls at December 31, 2003, a decrease limited to 5.1 percentage points, compared to a loss of 15.9 points in 2002. In the long distance market, France Telecom had a market share of 61.8%, representing a decline of just 2.5 points.

The majority of the 2.4% decrease in revenues on a comparable basis came from lower fixed line telephony revenues, which accounted for two-thirds of the revenues for this segment. On a historical basis, revenues for this segment decreased by 5.6%, reflecting the negative impact of the sale of TDF in December 2002.

Consumer Services were negatively impacted by lower prices for calls to wireless numbers and the free unlisted number service, as well as a decline in local call traffic. At the same time, this segment benefited from the rapid development of ADSL. In 2003, France Telecom achieved its objective of 3 million ADSL lines in France (excluding unbundling) and its ambition is now to reach 4.5 million ADSL lines by the end of 2004, and a coverage rate of 95% by the end of 2005. 34.9% of consumer subscribers chose contract service. Recurrent services (subscription fees and contracts) now represent 60% of Consumer Services revenues.

With the launch of “MaLigne TV” (TV over DSL on the fixed telephone line) in December 2003, France Telecom confirmed its commitment to innovative fixed line broadband services.

Business Services were negatively impacted by lower voice prices. This was offset by growth in revenues from corporate networks, which rose 5% on a comparable basis and 5.9% on a historical basis. In particular corporate data networks experienced sustained growth as revenues increased 13% in 2003 on a comparable basis, and 14.4% on a historical basis.

Revenues from Carrier Services were stable in comparison with the previous year, declining only 0.3% on a comparable basis and 0.4% on a historical basis. Growth in sales of wholesale ADSL accesses to third-party ISPs and the increase in unbundling offset nearly the entire decline in revenues from domestic interconnection, which decreased 4.3% on a comparable basis, and international carrier services, which decreased 5.8% on a comparable basis.

6/11

Wanadoo 2003 revenues increase 26%, meeting objectives

	Year 2003	Year 2002	Change (in %)
Total customers France (thousands)	4,520	3,924	15.2
including broadband customers (in thousands)	1,816	1,044	73.9
Total customers (thousands)	9,153	8,535	7.2
including broadband customers (in thousands)	2,453	1,374	78.5

Wanadoo had over 9.1 million customers in Europe at the end of 2003, experiencing growth in all its markets (France, the United Kingdom, Spain and the Netherlands).

Wanadoo’s Internet Access, Portals and e-commerce sub-segment had revenue growth of 41.3% on a comparable basis (42.5% on a historical basis), due primarily to Internet Access, where revenues advanced 47%. Wanadoo saw very fast-paced growth in its broadband customer base across Europe, reaching nearly 2.5 million customers in 2003 representing more than a quarter of Wanadoo subscribers, compared to approximately 1.4 million at the end of 2002. In France over half of all broadband customers have selected Wanadoo.

Revenues from Directories increased 5.6% on a comparable basis and 4.3% on a historical basis, reflecting 8% growth in revenues from online directories in France.

Wanadoo introduced a series of innovations in 2003 and developed services with high value-added such as the WiFi package, the PlayStation2 package, the “Espace Perso” personal contact information on the Pages Blanches directory, geographically localized services and more.

Equant revenues decrease by approximately 1% on a comparable basis

Revenues from Equant were relatively stable, declining 0.8% on a comparable basis. On a historical basis, Equant’s revenues declined 17.2%, due to the direct impact of the significant variations in euro/U.S. dollar exchange rates.

Based on figures published by Equant, sales of network services represented 54.5% of Equant’s revenues for 2003, (compared to 52.7% in 2002) advancing 2.6%, including an increase of 8.3% for direct sales (including sales via Transpac in France) and a decrease of 19.7% for revenues from indirect distribution channels. This increase, combined with the 5.1% increase in integration services, largely offset the drop in contractual revenues from SITA, which decreased 10.2%, and the 6.2% decrease in revenues from other services.

7/11

TP Group revenues increase 1.5% on a comparable basis

	Year 2003	Year 2002	Change (in %)
Total fixed-line customers (in thousands)	11,127	10,792	3.1
Total wireless customers (in thousands)	5,702	4,480	27.3
of which contract in %	44.2%	39.1%
Total Internet customers (in thousands)	1,515	1,447	4.7
TP Group share of wireless market (PTK Centertel)	33.0%	32.1%

Wireless subsidiary PTK Centertel continued to experience sustained growth in 2003 as revenues increased 29.1% on a comparable basis and 46.4% on a historical basis. The percentage of wireless customers with contracts, who generate ARPU of more than four times that for prepay packages, also experienced steady growth. At December 31, 2003, contract customers represented 44.2% of the total customer base, up from 39.1% a year earlier. PTK Centertel also slightly improved its market share to 33% at December 31, 2003, up from 32.1% at December 31, 2002.

Fixed-line services, which represent 78% of TP Group’s revenues, declined 5.2% in 2003 on a comparable basis. This was due to the impact of lower telephone traffic volume, even though the number of fixed line customers continued to rise steadily, reaching 11.1 million active customers at December 31, 2003, an annual rise of 3.1%. TP Group also had 1.5 million active Internet customers at December 31, 2003, representing growth of 4.7% compared to December 31, 2002.

Other International Operations segment

Revenues from other international operations increased 4% on a comparable basis, decreasing by 33.2% on a historical basis due to significant exchange rate differences and changes in scope of consolidation (in particular the sale of Casema and CTE Salvador). Growth came from Uni2 in Spain, where revenues rose approximately 10% over 2002, and from activities in Senegal and Mali, which posted an overall revenue increase of 10%.

Press Contacts:

Nilou du Castel                                 +33 (0) 1 44 44 93 93

nilou.ducastel@francetelecom.com

Caroline Chaize

caroline.chaize@francetelecom.com

Slides from the presentation of France Telecom 2003 revenues are available on www.francetelecom.com.

France Telecom’s annual results will be communicated on February 12, 2004.

8/11

Appendix 1 – Presentation of six business segments

To better reflect changes in the Group and the organization of its operations by businesses and subsidiaries, with effect from June 30, 2003 France Telecom defined six business segments: Orange – Wanadoo – Fixed Line, Distribution and Networks – Equant – TP Group – Other International. The Fixed Line, Distribution and Networks segment is divided into three sub-segments, each representing one of the Group’s markets: Consumer Services, Business Services and Carrier Services. Revenue figures for each segment are statutory.

Appendix 2 – Definition of financial terms used

Figures on a Comparable Basis: figures for 12 months ended December 31, 2002: In order to provide a basis of comparison with the results for the 12 months ended December 31, 2003, figures on a comparable basis with constant exchange rates and scope of consolidation are presented for full year 2002. To this end, the results for the 12 months ended December 31, 2002 have been adjusted to reflect the same scope of consolidation and exchange rates as in 2003.

Mobile network revenues: includes outgoing traffic, incoming traffic, access fees, visitor roaming and value added services

ARPU – for Orange: annual average revenue per user is calculated by dividing network revenues for the previous 12 months by the weighted average number of customers during the same period. Network revenues include outgoing traffic, incoming traffic, connection fees, visitor roaming and value added services. The weighted average number of customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

AUPU – for Orange: average usage per user, calculated by dividing the total minutes used over the preceding 12 months (outbound calls, inbound calls and roaming) by the average subscriber base of Orange for the same period. AUPU is quoted on a monthly basis per customer.

Market share of fixed line telephony in France: calculated based on traffic on the network or interconnected to the network of France Telecom.

OPEX: operating expenses before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan.

CAPEX: acquisition of tangible and intangible assets, excluding GSM and UMTS licenses, and investments financed through capital leases.

Operating income before depreciation and amortization: operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

Net financial debt: financial debt minus cash and cash equivalent and marketable securities

9/11

Appendix 3 – Orange: Key commercial indicators per market

	Twelve months ended 31 December
	2003	2002 pro forma
France (incl. Caraïbes and Réunion)
Customers (in thousands) (period end)	20,329	19,216
Of which Contract customers	11,763	10,683
Recurring network revenues (€ in millions)	7,371	6,989
Equipment and other revenues (€ in millions)	612	662
Total revenues (€ in millions)	7,983	7,651
Annual average revenue per user (€)(7)	379	377
Contract	546	560
Prepay	160	163
UK
Customers (in thousands) (period end)	13,649	13,312
Of which Contract customers	4,457	4,238
Recurring network revenues (€ in millions)	5,221	4,858
Equipment and other revenues (€ in millions)	598	560
Total revenues (€ in millions)	5,819	5,418
Annual average revenue per user (£)(5)	271	259
Contract	569	557
Prepay	128	125
Belgium – Mobistar
Customers (in thousands) (period end)	2,615	2,305
Total revenues (€ in millions)	1,167	1,004
Annual average revenue per user (€)	416	402
Denmark – Orange
Customers (in thousands) (period end)	576	509
Total revenues (€ in millions)	258	241
Annual average revenue per user (€)	373	339
Egypt – MobiNil (at 71.25%)
Customers (in thousands) (period end)	2,131	1,626
Total revenues (€ in millions)	372	286
Annual average revenue per user (€)	194	281
The Netherlands – Orange
Customers (in thousands) (period end)	1,326	1,024
Total revenues (€ in millions)	465	400
Annual average revenue per user (€)	402	333
Romania – Orange
Customers (in thousands) (period end)(9)	3,317	2,211
Total revenues (€ in millions)	467	328
Annual average revenue per user (€)	169	202
Slovakia – Orange
Customers (in thousands) (period end)	2,065	1,713
Total revenues (€ in millions)	392	324
Annual average revenue per user (€)	198	198
Switzerland – Orange
Customers (in thousands) (period end)	1,085	963
Total revenues (€ in millions)	775	670
Annual average revenue per user (€)	712	721
Other Countries
Customers (in thousands) (period end)	2,046	1,488
Total revenues (€ in millions)	403	313
Total Rest of World (excl. shared group functions)
Customers (in thousands) (period end)	15,161	11,839
Total revenues (€ in millions)	4,299	3,566
Total Orange
Customers (in thousands) (period end)	49,139	44,367

10/11

This press release contains “forward-looking statements” about France Telecom, particularly in the section “2004 Guidance”. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced Ambition FT 2005 plan, including the “15+15+15” plan and the TOP and TOP-Line programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the COB on March 21, 2003, and its filing on Form 20-F with the U.S. Securities and Exchange Commission on the same date. The forward-looking statements in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof, to reflect the occurrence of unanticipated events.

11/11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 4, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information